Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2018-07

PolyMet reports results for period ended December 31, 2017

St. Paul, Minn., March 28, 2018 – PolyMet Mining Corp (“PolyMet” or the “company”) TSX: POM; NYSE MKT: PLM – today reported that it has filed its financial results for the eleven months ended December 31, 2017.  PolyMet controls 100 percent of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.
The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards.  All amounts are in U.S. funds.  Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.
More detail on the status of permit review can be found at: http://polymet.mn.gov/news.html.
Highlights of 2017 and 2018 to-date
•
In January 2017, the United States Forest Service issued its Final Record of Decision authorizing a land exchange to transfer title of the surface rights over and around the NorthMet mineral rights to PolyMet in exchange for certain other lands owned by PolyMet.

•
In August 2017 and September, the Minnesota Department of Natural Resources released six draft water appropriation permits and two draft dam safety permits for 30-days of public review and comment which have all closed.

•	In September 2017, the company issued and committed to issue to Glencore secured debentures with a total principal amount of $20 million.

•	In October 2017, the company entered into an agreement with EIP Credit Co., LLC to reserve wetland bank credits for the NorthMet Project.

•
In November 2017, the U.S. House of Representatives approved bipartisan legislation introduced by Rep. Rick Nolan, D-MN-8 to ratify the previously approved land exchange between PolyMet and the U.S. Forest Service.  This bill was advanced to the U.S. Senate for consideration.

•	In December 2017, the Board of Directors approved a change to the year end from January 31 to December 31 resulting in an eleven month transition year.

•
In January 2018, the MDNR released the draft Permit to Mine and the Minnesota Pollution Control Agency released the draft water quality permit, draft section 401 certification, and draft air emissions permit.  The public review and comment periods for these draft permits, including final public hearings, have all been completed.

•
In March 2018, the company and Glencore agreed to extend the term of outstanding debentures until March 31, 2019, reduce the interest rate on the outstanding debentures, and make available $80 million in additional debentures during 2018.  Proceeds will be used to complete pre- and post-permitting work, including detailed engineering, environmental cleanup and purchasing wetland credits.

•
In March 2018, the company issued an Updated Technical Report under NI 43-101 incorporating process improvements, project improvements and environmental controls described in the Final Environmental Impact Statement and draft permits.  The update also included detailed production, capital, operating and valuation estimates as well as an assessment of potential future opportunities.

•
Loss for the eleven months ended December 31, 2017, was $10.1 million compared with $9.2 million for the prior year period.  Excluding non-cash compensation, general and administrative expenses for the eleven months ended December 31, 2017, were $4.8 million compared with $4.8 million for the prior year period.

•	PolyMet invested $21.0 million cash into its NorthMet Project during the eleven months ended December 31, 2017, compared with $23.4 million in the prior year period.

•	At December 31, 2017, PolyMet had cash of $6.9 million compared with $18.7 million at January 31, 2017.

Goals and objectives for the next twelve months
The environmental review and permitting process is managed by the regulatory agencies and, therefore, timelines are not within PolyMet’s control.  Given these circumstances, PolyMet’s objectives include:
•	Transfer of title to the surface rights over and around the NorthMet mineral rights to PolyMet as part of the authorized land exchange.

•	Favorable decision by the state on 401 Water Quality Certification and U.S. Army Corps of Engineers Final ROD and 404 wetlands permit under Clean Water Act.

•	Favorable decisions on final state permits (Permit to Mine, air, water and dam safety permits).

•	Completion of project implementation plan.

•	Completion of construction finance plan, subject to typical conditions precedent such as receipt of key permits.

Key Statistics
(in ‘000 US dollars, except per share amounts)

Balance Sheet	December 31, 2017	January 31, 2017

Cash & equivalents	$6,931	$18,674
Working capital (see note)	3,278	16,267
Total assets	409,042	389,049
Total liabilities	210,367	181,720
Shareholders’ equity	$198,675	$207,329
Note:  Working capital for December 31, 2017 is pro forma reflecting the extenstion of the due date of $49.067 million convertible debentures and $92.268 million non-convertible debentures.  These obligations are due March 31, 2019.

Income Statement	11 months ended December 31, 2017	12 months ended January 31, 2017

General & administrative expense	$6,125	$6,594
Other Expenses:
Finance & Other	2,180	2,635
Disposals	1,793	-

Loss before tax:	10,098	9,229
Other Comprehensive (Income)	202	(213)

Loss per share	0.03	0.03
Investing Activities
NorthMet Property	$21,030	$23,445

Weighted average shares outstanding	318,891,961	288,998,010

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study.  The NorthMet Final EIS was published in November 2015, preparing the way for decisions on permit applications.  NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas
Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.
Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2017, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.
The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.
The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.